EXHIBIT 99.1

Profound Medical Announces Proposed Public Offering of Common Shares

BASE SHELF PROSPECTUS IS ACCESSIBLE, AND PROSPECTUS SUPPLEMENT WILL BE ACCESSIBLE WITHIN TWO BUSINESS DAYS, ON SEDAR+ AND ON EDGAR

TORONTO, Dec. 05, 2024 (GLOBE NEWSWIRE) -- Profound Medical Corp. (TSX: PRN; NASDAQ: PROF) (“Profound” or the “Company”) today announced that it intends to offer and sell common shares (the “Common Shares”) in an underwritten public offering (the “Offering”). In addition, Profound expects to grant the underwriters of the Offering a 30-day option to purchase up to an additional 15% of the Common Shares sold in the Offering. All of the securities in the Offering are being offered by Profound. The Offering is subject to market conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering.

The net proceeds of the Offering are expected to be used: (i) to fund the continued commercialization of the TULSA-PRO® system in the United States, (ii) to fund the continued development and commercialization of the TULSA-PRO® system and the Sonalleve® system globally, and (iii) for working capital and general corporate purposes.

The Offering is expected to be completed pursuant to an underwriting agreement to be entered into between the Company and Raymond James Ltd. and Lake Street Capital Markets as co-lead underwriters and joint bookrunners, and a third underwriter. The Offering is expected to take place in each of the provinces and territories of Canada, except the province of Québec, and in the United States.

The Offering is expected to close on or about December 10, 2024, subject to customary closing conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange. Profound will notify the Nasdaq Capital Market in accordance with the rules of that exchange.

In connection with the Offering, the Company has filed a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) and intends to file a subsequent prospectus supplement (the “Prospectus Supplement”) to its short form base shelf prospectus dated July 10, 2024 (the “Base Shelf Prospectus”) in each of the provinces and territories of Canada relating to the proposed Offering. The Prospectus Supplement will also be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s effective registration statement on Form F-10 (File no. 333-280236), as amended, previously filed under the multijurisdictional disclosure system adopted by the United States.

Access to the Base Shelf Prospectus, the Prospectus Supplement, and any amendments to the documents will be provided in accordance with securities legislation relating to procedures for providing access to a shelf prospectus supplement, a base shelf prospectus and any amendment. The Base Shelf Prospectus is, and the Prospectus Supplement will be (within two business days of the date hereof), accessible on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. The Common Shares are offered under the Prospectus Supplement. An electronic or paper copy of the Base Shelf Prospectus, the Prospectus Supplement (when filed), and any amendment to the documents may be obtained without charge, from Raymond James Ltd., Scotia Plaza, 40 King St. W., 54th Floor, Toronto, Ontario M5H 3Y2, Canada, or by telephone at 416-777-7000 or by email at ECM-Syndication@raymondjames.ca by providing the contact with an email address or address, as applicable. Copies of the Prospectus Supplement and the Base Shelf Prospectus will be available on EDGAR at www.sec.gov or may be obtained without charge from Raymond James & Associates, Inc., Attention: Equity Syndicate, 880 Carillon Parkway, St. Petersburg, Florida 33716, by telephone at (800) 248-8863, or by email at prospectus@raymondjames.com, and from Lake Street Capital Markets, LLC, 920 2nd Ave S - Ste 700, Minneapolis, MN 55402, prospectus@lakestreetcm.com, (612) 326-1305. The Base Shelf Prospectus and Prospectus Supplement contain important, detailed information about the Company and the proposed Offering. Prospective investors should read the Base Shelf Prospectus and Prospectus Supplement (when filed) before making an investment decision.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the Offering, including the Offering’s timing, pricing, underwriters, size, terms, selling jurisdictions, closing, over-allotment option, and use of proceeds; the availability and timing of the final prospectus supplement; and, the expectations regarding the efficacy and commercialization of Profound’s technology. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Additional information about the risks and uncertainties of forward-looking statements and the assumptions upon which they are based is contained in the Company’s filings with securities regulators, which are available electronically through SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849